MEDirect Latino

October 18,2006

VTA E-MAIL

Mr. Rene Murai
Murai Wald Biondo Moreno & Brochin
Two Alhambra Plaza. Penthouse 1B
Coral Gables, Florida 33134

Re: Resignation of Outside Directors

Dear Mr. Murai:

The Board of Directors hereby accepts the resignation of members; Mr. Tomas Erban, Mr. Tomas Johansen. and Dr. Julio Pita,

Finally, the Company will pursue all necessary means to recover the consideration paid to
Dr. Pita for failure to perform specifically under the terms of the contract as corporate spokesman.

i
Sincerely,

For the Board Of Directors of MEDirect Latino

/s/ Debra L. Towsley
President and CEO

/s/ Raymond Talanco
Executive Vice-President and Co-Chairman

/s/ Charles Hansen
COO & Director